FOIA CONFIDENTIAL TREATMENT REQUEST

November 22, 2013

Via FAX and FedEx Overnight

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E

Washington, D.C. 20549-7561

Re:	Gaming Partners International Corporation
Form 10-K for the year ended December 31, 2012
Filed March 26, 2013
File No. 000-23588

Dear Ms. Cvrkel:

Accompanying this letter please find the unredacted response letter (the “Response”) of Gaming Partners International Corporation (GPIC or the Company) to the Commission’s letter dated October 31, 2013 concerning the Form 10-K for the fiscal year ended December 31, 2012, filed by GPIC on March 26, 2013.

GPIC respectfully requests confidential treatment of the following information included in Exhibit A to the Response:

Bates Stamp	Document Title	Confidential Information
GPI000001	Income statement trend - YTD	Figures under headings “2012 Budget” and “Budget vs. Annual”
GPI000002	Income Statement – 2012 forecast comparison	All figures
GPI000003	Operating expense analysis – YTD	All figures other than those disclosed in Form 10-K
GPI000004	GPIC – Gross Margin Detail Review	All figures other than those disclosed in Form 10-K
GPI000005	Headcount Report	All figures other than those disclosed in Form 10-K
GPI000006	Gaming Partners International SAS Cost by activities	All figures
GPI000007	Backlog of signed orders GPIC consolidated	All figures other than total of consolidated backlog for signed orders as of December 31, 2012
GPI00008	Backlog of signed orders GPI SAS	All figures other than total of GPI SAS backlog for signed orders as of December 31, 2012
GPI00009	Backlog of signed orders GPI USA	All figures other than total of GPI USA backlog for signed orders as of December 31, 2012
GPI000010	Backlog of signed orders GPI Asia	All figures other than total of GPI Asia backlog for signed orders as of December 31, 2012
GPI000011	GPI USA and GPI Mexicana S.A. de C.V. Management Summary	All figures

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company’s request for confidential treatment of this business information is based upon the information being proprietary and of a material and non-public nature.

If you should have any further questions or concerns, please feel free to contact me at (702) 384-2425. If the Commission receives a request for access to the confidential information, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to the undersigned, Michael D. Mann, Chief Financial Officer, Gaming Partners International Corporation, 1700 Industrial Road, Las Vegas, Nevada 89102.

Sincerely,

/s/ Michael D. Mann
Michael D. Mann Chief Financial Officer and Treasurer

MMD:lmc

w/unredacted enclosure

cc:	SEC Office of Freedom of Information and Privacy Act Operations (“Confidential” and w/o enc.)
Gregory S. Gronau, President and Chief Executive Officer
Laura McAllister Cox, Executive Vice President and General Counsel
Robert J. Kelly, Chairman, Audit Committee

Confidential Treatment Requested by Gaming Partners International Corporation

pursuant to Rule 83 (17 C.F.R 200.83)

November 22, 2013

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E

Washington, D.C. 20549-7561

Re:	Gaming Partners International Corporation
Form 10-K for the year ended December 31, 2012
Filed March 26, 2013
File No. 000-23588

Dear Ms. Cvrkel:

We have received the Commission’s letter dated October 31, 2013 concerning the Form 10-K for the fiscal year ended December 31, 2012, filed by Gaming Partners International Corporation (GPIC or the Company) on March 26, 2013, which was in response to our response letter dated October 23, 2013.

The Company respectfully requests confidential treatment for certain omitted information in Exhibit A to this response letter indicated by asterisks pursuant to 17 C.F.R. Sec. 200.83 (“Rule 83”). Pursuant to Rule 83, the omitted information will be provided to the Staff in hard copy under separate cover. The Company requests that the omitted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as it contains confidential information, disclosure of which could cause the Company competitive harm. If the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to the undersigned, Michael D. Mann, Chief Financial Officer, Gaming Partners International Corporation, 1700 Industrial Road, Las Vegas, Nevada 89102.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

The following is GPIC’s response to the Commission’s comment:

Form 10-K

Overview of Business, page 15

1.	We note from your response to our prior comment 1 that you continue to believe you have only one operating segment. However, we also note that you state in your response that the CEO/CODM reviews gross margin by geography, which would appear to represent your different entities of GPI USA, GPI SAS and GPI Asia. Please clearly explain in detail why each entity (i.e. GPI USA, GPI SAS and GPI Asia) does not meet the operating segment criteria of ASC 280-10-50-1 and provide us with a sample of the reports that are used by your CODM for purposes of assessing performance and making decisions about resource allocations. Alternatively, if you believe the entities represent separate operating segments but one reportable segment under ASC 280-10-50-10, please tell us how the operating segments meet the criteria for aggregation outlined in ASC 280- 10-50-11. Your response should explain in detail the basis, or rationale for your conclusion that these operating segments are economically similar. We may have further comment upon review of your response.

Confidential Treatment Requested by Gaming Partners International Corporation

pursuant to Rule 83 (17 C.F.R 200.83)

GPIC Response

As mentioned previously, our production facilities are “cost centers” and thus, we do not measure location level profitability. As far as how each entity does not meet the operating segment criteria of ASC 280-10-50-1, please note that our CEO does not review each entity’s operating results on a stand-alone basis for resource allocation or assessing performance. By this fact, we operate under one segment.

Notwithstanding the above, please also consider the following:

•	Our CEO reviews operating results on a consolidated basis for purposes of allocating resources and assessing performance.

•	We do not have managers who are responsible for the profitability of our individual locations.

•	Our CEO reviews gross margins by product line for USA and France. Please note the gross margin report for the two geographies do not tie to the individual location operating results.

•	Our Asia unit is primarily a sales office serving customers throughout the Asia region.

•	As mentioned previously, we manage our business on a consolidated basis. Our CEO manages sales and marketing on a global basis and then makes a determination as to where the products should be manufactured. In other words, we try to balance our production facilities to evenly distribute the workload and maximize gross margins.

•	Our revenues reported by geography in the consolidating income statement do not reflect the economics as we use a “transfer price” to report revenue.

•	We manage general and administrative expenses at each location based upon global product demand.

•	We manage direct labor at our manufacturing locations by monitoring labor efficiencies.

•	Our CEO’s incentive compensation is discretionary and is determined by our Board based upon our consolidated results of operations.

Confidential Treatment Requested by Gaming Partners International Corporation

pursuant to Rule 83 (17 C.F.R 200.83)

As requested, attached as Exhibit A hereto is a sample of the reports that are used by our CEO to assess performance and make decisions about resource allocations.

If you should have any further questions or concerns, please feel free to contact me at (702) 384-2425.

Sincerely,

/s/ Michael D. Mann
Michael D. Mann Chief Financial Officer and Treasurer

cc:	Gregory S. Gronau, President and Chief Executive Officer
Laura McAllister Cox, Executive Vice President and General Counsel
Robert J. Kelly, Chairman, Audit Committee

Exhibit A (Attached)

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Income statement trend - YTD

Full year

(000's) USD

	2012		2011		Period over period		2012 Budget		Budget vs actual

	$	%	$	%	$	%	$	%	$	%

Revenues	$ 62,896	100.0%	$ 61,084	100.0%	$ 1,812	3.0%	*	*	*	*
Cost of revenues	40,384	64.2%	40,728	66.7%	344	0.8%	*	*	*	*
Gross profit	22,512	35.8%	20,356	33.3%	2,156	10.6%	*	*	*	*

Marketing and sales	6,111	9.7%	5,512	9.0%	(599)	(10.9%)	*	*	*	*
General and administrative	7,252	11.5%	9,139	15.0%	1,887	20.6%	*	*	*	*
Research & development	1,989	3.2%	1,237	2.0%	(752)	(60.8%)	*	*	*	*
Operating income (loss)	7,160	11.4%	4,468	7.3%	2,692	60.3%	*	*	*	*

Other income and (expense)	290	0.5%	463	0.8%	(173)	(37.4%)	*	*	*	*
Income before income taxes	7,450	11.9%	4,931	8.1%	2,519	51.1%	*	*	*	*
Income tax expense (benefit)	1,375	2.2%	1,262	2.1%	(113)	(9.0%)	*	*	*	*
Net income (loss)	$ 6,075	9.7%	$ 3,669	6.0%	$ 2,406	65.6%	*	*	*	*

Earnings per share
Basic	$ 0.75		$ 0.45		$ 0.30		*		*
Diluted	$ 0.75		$ 0.45		$ 0.30		*		*

Weighted-average shares of common stock outstanding
Basic	8,122		8,199				*		*
Diluted	8,149		8,225				*		*

1	GPI000001

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Income statement - 2012 forecast comparison

(000's) USD

	2012 forecast - current version		2012 forecast - July version		Variance		2012 Budget

	$	%	$	%	$	%	$	%	Comments on variances

Revenues	*	*	*	*	*	*	*	*	*
Cost of revenues	*	*	*	*	*	*	*	*	*
Gross profit	*	*	*	*	*	*	*	*

Operating expenses :
Marketing & Sales	*	*	*	*	*	*	*	*	*
General & Administrative	*	*	*	*	*	*	*	*

Operating income (loss)	*	*	*	*	*	*	*	*

Other income and (expense)	*	*	*	*	*	*	*	*
Income before income taxes	*	*	*	*	*	*	*	*
Income tax expense (benefit)	*	*	*	*	*	*	*	*
Net income (loss)	*	*	*	*	*	*	*	*

Earnings per share
Basic	*		*		*		*
Diluted	*		*		*		*

Weighted-average shares of common stock outstanding
Basic	*		*		*		*
Diluted	*		*		*		*

2	GPI000002

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Operating expense analysis - YTD

Full year

in 000's USD

	2012 actuals						2012 budget						Var
	GPIC	GPI USA	GPI SAS	GPI ASIA	Interco	Total	GPIC	GPI USA	GPI SAS	GPI ASIA	Interco	Total	GPIC	GPI USA	GPI SAS	GPI ASIA	Interco	Total

Marketing & sales
Compensation	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Commissions	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Travel & Entertainment	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Marketing	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Professional Services	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Samples	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Facilities	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Office Expenses	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Telephone - Mobile	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
IT	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Human Resources	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Marketing & sales - management fees	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Subtotal	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Depreciation	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Total Marketing & Sales Expense	*	*	*	*	*	6,111	*	*	*	*	*	*	*	*	*	*	*	*

General & administrative
Compensation	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Stock Comp/Board of Directors	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Travel & Entertainment	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Audit	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Human Resources	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Bad Debt / Bank Charges	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
IT	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Insurance	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Legal Fees	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Gaming Licenses	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Facilities	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Office Expenses	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Telephone - Mobile	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Public Company	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Professional Services	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Taxes - Business & Property	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
G&A management fees	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Subtotal	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Depreciation	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Amortization	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Total General & Admin Expense	*	*	*	*	*	7,252	*	*	*	*	*	*	*	*	*	*	*	*

R&D
R&D - Compensation	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
R&D - Research	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
R&D - Other	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
R&D management fees	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Total R&D and Prod. Dev. Expense	*	*	*	*	*	1,989	*	*	*	*	*	*	*	*	*	*	*	*

Total Operating Expense	*	*	*	*	*	15,352	*	*	*	*	*	*	*	*	*	*	*	*

3	GPI000003

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

GPIC - Gross Margin Detail Review

2012 vs 2011

	2012			2011			Variation
	Revenue kUSD	Gross Margin kUSD	GM %	Revenue kUSD	Gross Margin kUSD	GM %	Revenue %	Gross Margin %	Impact on gross margin %	Comments on significant variances
Paulson - Chips	*	*	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*	*
Chips J2 (laminate)	*	*	*	*	*	*	*	*	*
Chips J2 - RFID (laminate)	*	*	*	*	*	*	*	*	*
B&G- Jetons	*	*	*	*	*	*	*	*	*
B&G- RFID Jetons	*	*	*	*	*	*	*	*	*
B&G- Plaques	*	*	*	*	*	*	*	*	*
B&G- RFID Plaques	*	*	*	*	*	*	*	*	*
Components	*	*	*	*	*	*	*	*	*
Total Chips & Plaques…	41,665	*	*	41,228	*	*	437	*	*

IT - License Software CIS 2.0	*	*	*	*	*	*	*	*	*
IT - Other Licenses	*	*	*	*	*	*	*	*	*
IT - Other services (installation…)	*	*	*	*	*	*	*	*	*
IT - Software maintenance	*	*	*	*	*	*	*	*	*
Total IT …	*	*	*	*	*	*	*	*	*	*

Readers - low Frequency	*	*	*	*	*	*	*	*	*
Readers and Antennas - 13.56 SJM	*	*	*	*	*	*	*	*	*
Readers and Antennas - 13.56 PJM	*	*	*	*	*	*	*	*	*	*
RFID Accessories	*	*	*	*	*	*	*	*	*
IT - Hardware maintenance	*	*	*	*	*	*	*	*	*
Total RFID hardware …	*	*	*	*	*	*	*	*	*

RFID Chip Trays	*	*	*	*	*	*	*	*	*
Tech Art - Chip Tray	*	*	*	*	*	*	*	*	*
JCM Table Bill Validator	*	*	*	*	*	*	*	*	*
Layouts	4,425	*	*	4,101	*	*	324	*	*	*
Wheels	*	*	*	*	*	*	*	*	*
Cards	5,551	*	*	5,145	*	*	406	*	*	*
Furniture	2,882	*	*	2,098	*	*	784	*	*
Accessories	*	*	*	*	*	*	*	*	*
Dices	2,287	*	*	2,161	*	*	126	*	*
Other	*	*	*	*	*	*	*	*	*	*
Shipping	1,924	*	*	1,736	*	*	188	*	*

Total …	62,896	*	*	61,084	*	*	1,812	*	*

Consolidating entries		*	*		*	*			*	*

Consolidated gross margin		22,512	35.8%		20,356	33.3%

4	GPI000004

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Headcount Report

At December 31, 2012

	December, 2012					4th Quarter 2012						Year 2012
	Beg	In	Out	End	Temp	Beg	In	Out	Trnfr	End	Temp	Beg	In	Out	Trnfr	End	Temp
GPI USA
Las Vegas …
Manufacturing / distribution	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Art department	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Sales and marketing	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
RFID tech.	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Support	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Corporate executive	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total …	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Atlantic City / Gulfport
Sales and marketing	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Support	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Corporate executive	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total …	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
San Luis, Arizona
Manufacturing / distribution	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total …	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total GPI USA …	*	*	*	69	*	*	*	*	*	69	*	69	*	*	*	69	*
GPI Mexicana
Manufacturing / distribution	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Art department	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Support	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
R&D	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Top management	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total GPI Mexicana …	*	*	*	757	*	*	*	*	*	757	*	495	*	*	*	757	*
GPI Asia
RFID tech.	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Art department	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Sales and marketing	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Support	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total GPI Asia …	*	*	*	6	*	*	*	*	*	6	*	4	*	*	*	6	*
GPI SAS
Manufacturing / distribution	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Art department	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
RFID tech.	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Sales and marketing	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Support	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Top management	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Total GPI SAS …	*	*	*	134	69	*	*	*	*	134	69	185	*	*	*	134	69

Total GPIC …	*	*	*	966	69	*	*	*	*	966	69	753	*	*	*	966	69

5	GPI000005

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Gaming Partners International SAS

IN EUR
	Cost by activities							12/31/2012

	BJ & Paulson Chips	B&G Mex	B&G American Chips	B&G Jetons and Plaques	Shipping	Equipment & other	OMC	Total SAS
Units Sold	*	*	*	*				*
% of Total Units

REVENUE	*	*	*	*	*	*	*	*
% of Total Sales	*	*	*	*	*	*
*
Selling price by unit	*	*	*	*

HEADCOUNT
Direct Labor			*	*		*	*	*
Indirect Labor			*	*			*	*

HOURS

Direct Labour- Working Hours paid								*

COST OF REVENUE
MATERIALS
Work Order Material Cost			*	*		*		*
Non-Work Order Material Cost			*	*	*	*	*	*
Molds on work order			*			*	*	*
Capitalized molds							*	*
Outsourced Material Cost	*	*	*	*		*	*	*
Scrap/Inv Adj/Obsolete Inv			*	*		*		*
Royalty Expense			*	*				*

Subtotal Materials	*	*	*	*	*	*	*	*
Materials cost per units	*	*	*

DIRECT LABOR
Wages			*	*		*	*	*

Subtotal Direct Labor	*		*	*	*	*	*	*
Direct Labor per units			*	*

Total Direct Labor	*		*	*	*	*	*	*
Direct Labor Rate								*

Total Direct Costs	*		*	*	*	*	*	*
Direct costs per units	*	*	*	*

CONTRIBUTION	*	*	*	*	*	*	*	*
CONTRIBUTION%	*	*	*	*	*	*	*	*
Contribution per units	*	*	*	*

INDIRECT LABOR
Wages			*	*		*	*	*
Indirect Labor Subtotal	*		*	*	*	*	*	*
Indirect labor per units	*	*	*	*

OVERHEAD
Energy			*	*		*	*	*
Travel			*	*		*	*	*
Repairs & Maintenance			*	*		*	*	*
Repairs & Maintenance on Molds			*	*		*	*	*
Taxes			*	*		*	*	*
Insurance			*	*		*	*	*
Post & Telecommunication			*	*		*	*	*
Rental charges			*	*		*	*	*
Depreciation			*	*		*	*	*
Professionnel services			*	*		*	*	*
Management fees			*	*		*	*	*
Other expenses ( Distribution fees)	*		*	*	*	*	*	*
R&D Molds							*	*

Overhead Subtotal	*		*	*	*	*	*	*
Overhead by unit	*	*	*	*

Total Cost of Sales	*	*	*	*	*	*	*	*
Total Cost of Sales %	*	*	*	*	*	*	*	*
GROSS PROFIT	*	*	*	*	*	*	*	*
GROSS PROFIT %	*	*	*	*	*	*	*	*
Gross profit by units	*	*	*	*

6	GPI000006

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Backlog of signed orders

As of December 31, 2012
In 000's USD

Consolidated	GPIC CONSOLIDATED BACKLOG
Expected Deliveries
	Jan	Feb	Mar	Apr	May	June	July +	Totals
Quantities
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Quantity …	*	*	*	*	*	*	*	*

ESTIMATED REVENUE K$
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Chips K$ …	*	*	*	*	*	*	*	*
Layouts	*	*	*	*	*	*	*	*
Readers	*	*	*	*	*	*	*	*
Wheels	*	*	*	*	*	*	*	*
Cards	*	*	*	*	*	*	*	*
Furniture	*	*	*	*	*	*	*	*
Dice	*	*	*	*	*	*	*	*
RFID Solutions	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
Total …	*	*	*	*	*	*	*	8,378

7	GPI000007

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Backlog of signed orders

As of December 31, 2012
In 000's USD

Gaming Partners Interntational SAS	GPI SAS BACKLOG
Expected Deliveries
	Jan	Feb	Mar	Apr	May	June	July +	Totals
Quantities
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Quantity …	*	*	*	*	*	*	*	*

ESTIMATED REVENUE K$
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Chips K$ …	*	*	*	*	*	*	*	*
Layouts	*	*	*	*	*	*	*	*
Readers	*	*	*	*	*	*	*	*
Wheels	*	*	*	*	*	*	*	*
Cards	*	*	*	*	*	*	*	*
Furniture	*	*	*	*	*	*	*	*
Dice	*	*	*	*	*	*	*	*
RFID Solutions	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
Total …	*	*	*	*	*	*	*	280

8	GPI000008

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Backlog of signed orders

As of December 31, 2012

In 000's USD

Gaming Partners International USA, Inc.	GPI USA BACKLOG
Expected Deliveries
	Jan	Feb	Mar	Apr	May	June	July +	Totals
Quantities
Paulson - Chips - Qty	*	*	*	*	*	*	*	*
Paulson - RFID Chips - Qty	*	*	*	*	*	*	*	*
Bud Jones - Chips - Qty	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips - Qty	*	*	*	*	*	*	*	*
B&G - Chips - Qty	*	*	*	*	*	*	*	*
B&G - RFID Chips - Qty	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons - Qty	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons - Qty	*	*	*	*	*	*	*	*
Total - Qty …	*	*	*	*	*	*	*	*

ESTIMATED REVENUE K$
Paulson - Chips - K$	*	*	*	*	*	*	*	*
Paulson - RFID Chips - K$	*	*	*	*	*	*	*	*
Bud Jones - Chips - K$	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips - K$	*	*	*	*	*	*	*	*
B&G - Chips - K$	*	*	*	*	*	*	*	*
B&G - RFID Chips - K$	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons - K$	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons - K$	*	*	*	*	*	*	*	*
Total Chips - K$	*	*	*	*	*	*	*	*
Layouts	*	*	*	*	*	*	*	*
Readers	*	*	*	*	*	*	*	*
Wheels	*	*	*	*	*	*	*	*
Cards	*	*	*	*	*	*	*	*
Furniture	*	*	*	*	*	*	*	*
Dice	*	*	*	*	*	*	*	*
RFID Solutions	*	*	*	*	*	*	*	*
Other (Accessories)	*	*	*	*	*	*	*	*
Total K$ …	*	*	*	*	*	*	*	2,064

9	GPI000009

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Backlog of signed orders

As of December 31, 2012

In 000's USD

Gaming Partners International Asia Limited	GPI ASIA BACKLOG
Expected Deliveries
	Jan	Feb	Mar	Apr	May	June	July +	Totals
Quantities
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Quantity …	*	*	*	*	*	*	*	*

ESTIMATED REVENUE K$
Paulson - Chips	*	*	*	*	*	*	*	*
Paulson - RFID Chips	*	*	*	*	*	*	*	*
Bud Jones - Chips	*	*	*	*	*	*	*	*
Bud Jones - RFID Chips	*	*	*	*	*	*	*	*
B&G - Chips	*	*	*	*	*	*	*	*
B&G - RFID Chips	*	*	*	*	*	*	*	*
B&G- Plaques and Jetons	*	*	*	*	*	*	*	*
B&G- RFID Plaques and Jetons	*	*	*	*	*	*	*	*
Total Chips K$ …	*	*	*	*	*	*	*	*
Layouts	*	*	*	*	*	*	*	*
Readers	*	*	*	*	*	*	*	*
Wheels	*	*	*	*	*	*	*	*
Cards	*	*	*	*	*	*	*	*
Furniture	*	*	*	*	*	*	*	*
Dice	*	*	*	*	*	*	*	*
RFID Solutions *	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
Total K$ …	*	*	*	*	*	*	*	6,034

* not adjusted with deferred revenue

10	GPI000010

Confidential Treatment Requested by Gaming Partners International Corporation pursuant to Rule 83 (17 C.F.R. 200.83) (*)	Exhibit A

Gaming Partners International

GPI USA and GPI Mexicana S.A. de C.V.

Management Summary

December 31, 2012

	Year-to-Date December 31, 2012		Year-to-Date December 31, 2011		Year-to-Date December 31, 2010		Variance
	Actual	% Cost Mat+DL	Actual	% Cost Mat+DL	Actual	% Cost Mat+DL	2011 Actual	2010 Actual
Quantity Sold	*		*		*		*	*
Revenue	*		*		*		*	*

Direct Costs:
Work Order Material Cost	*	*	*	*	*	*	*	*
Non-Work Order Material Cost	*	*	*	*	*	*	*	*
Outsourced Material Cost	*	*	*	*	*	*	*	*
Scrap/Inv Adj/Obsolete Inv	*	*	*	*	*	*	*	*
Royalty Expense	*	*	*	*	*	*	*	*
Total Direct Material Cost	*	*	*	*	*	*	*	*
Direct Labor	*	*	*	*	*	*	*	*
Total Direct Costs	*	*	*	*	*	*	*	*
Material Cost per Unit Sold	*		*		*
Direct Labor Cost per Unit Sold	*		*		*
Total Direct Cost per Unit Sold	*		*

Contribution Margin	*		*		*		*	*
Contribution Margin %	*		*				*	*

Indirect Labor and Overhead Costs:
Indirect Labor	*		*		*		*	*
Manufacturing Overhead - Las Vegas	*		*		*		*	*
Manufacturing Overhead - Mexico	*		*		*		*	*
Manufacturing Overhead - LV for MEX	*		*		*		*	*
Outsourced & Service Overhead	*		*		*		*	*
Manufacturing Admin OH - Las Vegas	*		*		*		*	*
Manufacturing Admin OH - Arizona	*		*		*		*	*
Manufacturing Admin OH - Mexico	*		*		*		*	*
Manufacturing Admin OH - LV for MEX	*		*		*		*	*
Management Fees/R&D Credit	*		*		*		*	*
Total Ind Labor & Overhead	*		*		*		*	*
Ind Labor & OH Cost per Unit Sold	*		*		*

Cost of Revenue	*		*		*		*	*
Cost of Revenue per Unit Sold	*		*		*
Gross Margin	*		*		*		*	*
Gross Margin %	*		*		*		*	*

11	GPI000011